

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 21, 2017

Michael H. Keown
President and Chief Executive Officer,
Farmer Bros. Co.
1912 Farmer Brothers Drive
Northlake, TX 76262

> **Re: Farmer Bros. Co.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2017**
> **File No. 333-221346**

Dear Mr. Keown:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note you disclose that you may issue warrants for the purchase of your "debt securities" on page 14 and that you may issue purchase contracts for the purchase or sale of your debt securities and the "securities of third parties" on page 16. Please note that all securities underlying those you are registering must also be registered, included in your fee table and described in the registration statement. Please revise your filing accordingly and ensure you file a form of indenture with respect to the debt securities you may issue. With regard to securities of third parties, please note that even if you have an exemption available for the offer and sale of such securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see our Securities Act Sections C&DI Question 203.03 and the Morgan Stanley &

Co., Incorporated no-action letter (June 24, 1996). If you wish to include the third party securities, please provide us your analysis why registration under the Securities Act is not required. If you do not wish to offer third party securities underlying any purchase contracts, please revise your prospectus to so clarify.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Karina V. Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Brad Helms, Esq.
       Latham & Watkins LLP